Exhibit (a)(5)(G)

MANAGEMENT PROJECTION 2010 – 2012

PROJECT Saturn

Sauer-Danfoss Inc. and Subsidiaries (the Company)

This Management Projection 2010 – 2012 as well as other material provided, contain certain statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. All statements regarding future performance, growth, sales and earnings projections, conditions or developments are forward-looking statements. Words such as “anticipates,” “in the opinion,” “believes,” “intends,” “expects,” “may,” “will,” “should,” “could,” “plans,” “forecasts,” “estimates,” “predicts,” “projects,” “potential,” “continue,” and similar expressions may be intended to identify forward-looking statements.

Actual future results may differ materially from those described in the forward-looking statements due to a variety of factors. Readers should bear in mind that past experience may not be a good guide to anticipating actual future results. The economies in the U.S., Europe, and Asia-Pacific continue to suffer from the global recession and credit crisis, continued weakness in the housing and residential construction markets, weakness in the commercial and public-sector construction markets, mounting job losses, and uncertainty surrounding the effects of government fiscal stimulus plans, interest rates, and crude oil prices. Although the U.S. economy is showing signs of improvement, it appears that the worldwide economic recession will continue throughout 2010. A prolonged downturn in the Company’s business segments could adversely affect the Company’s revenues and results of operations. Other factors affecting forward-looking statements include, but are not limited to, the following: specific economic conditions in the agriculture, construction, road building, turf care, material handling and specialty vehicle markets and the impact of such conditions on the Company’s customers in such markets; the cyclical nature of some of the Company’s businesses; the ability of the Company to win new programs and maintain existing programs with its original equipment manufacturer (OEM) customers; the highly competitive nature of the markets for the Company’s products as well as pricing pressures that may result from such competitive conditions; the continued operation and viability of the Company’s significant customers; the Company’s execution of internal performance plans; difficulties or delays in manufacturing; the effectiveness of the Company’s cost-reduction and productivity improvement efforts; competing technologies and difficulties entering new markets, both domestic and foreign; changes in the Company’s product mix; future levels of indebtedness and capital spending; the ability and willingness of Danfoss A/S, the Company’s majority stockholder, to lend money to the Company at sufficient levels and on terms favorable enough to enable the Company to meet its capital needs; the Company’s ability to access the capital markets or traditional credit sources to supplement or replace the Company’s borrowings from Danfoss A/S if the need should arise; the Company’s ability over time to reduce the relative level of debt compared to equity on its balance sheet;claims, including, without limitation, warranty claims, field recall claims, product liability claims, charges or dispute resolutions; ability of suppliers to provide materials as needed and the Company’s ability to recover any price increases for materials in product pricing; the Company’s ability to attract and retain key technical and other personnel; labor relations; the failure of customers to make timely payment, especially in light of the current credit crisis; any inadequacy of the Company’s intellectual property protection or the potential for third-party claims of infringement; global economic factors, including currency exchange rates; credit market disruptions and significant changes in capital market liquidity and funding costs affecting the Company and its customers; general economic conditions, including interest rates, the rate of inflation, and commercial and consumer confidence; energy prices; the impact of new or changed tax and other legislation and regulations in jurisdictions in which the Company and its affiliates operate; actions by the U.S. Federal Reserve Board and the central banks of other nations; actions by other regulatory agencies, including those taken in response to the global credit crisis; actions by rating agencies; changes in accounting standards; worldwide political stability; the effects of terrorist activities and resulting political or economic instability; natural catastrophes; U.S. military action overseas; and the effect of acquisitions, divestitures, restructurings, product withdrawals, and other unusual events.

The management projection was prepared in short time between January 6th, 2010 and January 12th, 2010 on request of the chairman of the special committee of the Board of Directors of Sauer-Danfoss. It is built on information available from prior discussions amongst others in Project Caravan. But some information had to be added on short notice. Whereas the projection reflects management opinion based on the data available, the Company cautions the reader that this short time span may also lead to individual assumptions needing further review or revision. The forecast 2009 used in the Management Projection is different from the latest Forecast provided. These differences are not material for the projection.

The Company cautions the reader that this list of cautionary statements and risk factors is not exhaustive. The Company expressly disclaims any obligation or undertaking to release publicly any updates or changes to these forward-looking statements to reflect future events or circumstances; provided, however, that all safe harbor provisions of this disclaimer do not apply to any forward-looking statements made by the Company in connection with the offer by Danfoss Acquisition, Inc. a Delaware corporation and a wholly owned subsidiary of Danfoss A/S, a corporation organized under the laws of Denmark, to purchase all outstanding shares of common stock, par value $0.01 per share, of Sauer Danfoss Inc., a Delaware corporation, not owned by Danfoss A/S and its subsidiaries at $13.25 per share, net to the seller in cash, without interest and less applicable withholding taxes.. The foregoing risks and uncertainties are further described in Item1A (Risk Factors) in the Company’s latest annual report on Form 10-K filed with the SEC, which should be reviewed in considering the forward-looking statements contained in this management projection.

Project Saturn

Summary Management Forecast: Sauer-Danfoss Consolidated

($ in millions)

Key Assumptions

Sales	•

Overall CAGR will be 10,5%. This consists of market growth of 7%, 2% FX change in 2010 and 3-5% coming from market share gains and new programme launches in Propel, Valves, Electric Components and OC in the years 2011 and 2012.

Gross Profit	•

Major drivers are reduction of depreciation as a result of low capex spending, leverage of fixed cost, project Phoenix and product mix improvement. Procurement savings of 3% p.a. are mostly offset by market price reduction.

EBIT	•
CapEx	•	Based on the projected growth a spending level of 3% is sustainable.
NWC	•

The company goal is to reach 20% on last 3mth sales at the end of 2010. The realised reduction in Q4 2009 is faster then forecasted in October. The target is to reduce NWC by 1% of sales in 2011 and 2012.

								Delta
	2006	2007	2008	2009	2010	2011	2012	2012/10

Total Sales	1,739.0	1,972.5	2,090.5	1,154.5	1,250.0	1,372.5	1,554.8	304.8
Sales growth		13%	6%	-45%	8%	10%	13%
Contribution	658.5	705.2	755.8	411.4	482.7	540.2	620.3	137.6
% of Sales	37.9%	35.8%	36.2%	35.6%	38.6%	39.4%	39.9%	1.3%

Fixed Costs	248.8	267.8	309.0	248.6	218.6	217.6	225.8	7.2
% of Sales	14.3%	13.6%	14.8%	21.5%	17.5%	15.9%	14.5%	-3.0%

Gross Profit	409.7	437.4	446.8	162.8	264.1	322.6	394.5	130.4
% of Sales	23.6%	22.2%	21.4%	14.1%	21.1%	23.5%	25.4%	4.2%

Sales & Marketing	86.9	97.1	109.6	82.5	78.3	83.4	88.1	9.8	13%
Research & Development	61.8	70.6	83.0	60.9	54.0	58.3	63.4	9.4	17%
General & Administration	127.8	136.7	143.8	104.2	113.0	129.6	135.2	22.2	20%
Total Operating Costs	276.5	304.4	336.4	247.6	245.3	271.3	286.8	41.5	17%
% of Sales	15.9%	15.4%	16.1%	21.4%	19.6%	19.8%	18.4%	-1.2%

EBIT (Excl. Other, Restr., Risk Adj.)	133.2	133.0	110.4	-84.8	18.8	51.3	107.8	89.0
% of Sales	7.7%	6.7%	5.3%	-7.3%	1.5%	3.7%	6.9%	5.4%
Depreciation	93.0	100.1	110.9	107.3	103.0	95.6	93.9	-9.1

EBITDA	226.2	233.1	221.3	22.5	121.8	146.9	201.7	79.9
% of Sales	13.0%	11.8%	10.6%	1.9%	9.7%	10.7%	13.0%	3.2%

CapEx	116.2	135.2	198.4	52.6	30.3	40.9	47.0	16.7
	6.7%	6.9%	9.5%	4.6%	2.4%	3.0%	3.0%	0.6%
Net Working Capital	390.1	469.5	417.0	253.3	242.5	250.9	269.4	26.8
	22.4%	23.8%	19.9%	21.9%	19.4%	18.3%	17.3%
Memo:
Pre-Tax Restructuring Costs	15.4	9.8	15.1	56.7	5.9	0.0	0.0
Loss on Sale of Business	0.0	9.0	8.4	0.0	0.0	0.0	0.0
Other Income (Expense)	-7.3	-4.0	-59.5	-52.0	-0.1	0.0	0.0
Potential Restructuring Cost						6.0	6.0
Potential Restructuring Benefits							3.0

Project Saturn - Sauer-Danfoss	SD Consolidated	4/5/2010

General Assumptions for Sauer-Danfoss 3 year Financial Projection 2010 - 2012

Differences of assumptions between Budget 2010 and the projection for 2010.

Sales around 50 Mio above budget. This creates an additional 20 Mio Contribution.

This will mean STIP programmes (3 Mio) and matching employee bonus programmes will get paid out (3 Mio).

In order to cover the higher sales Fixed cost are increased  by 1 Mio.

This means EBIT is 13 Mio higher then budget.

Depreciation is calculated 7 Mio lower then budget.

EBITDA is 6 Mio higher then budget.

Assumptions for 2011 to 2012

Sales grow by 305 Mio USD - at around 40% Contribution this has a volume impact of	117 Mio USD

Contribution

The contribution increases by 1.3% between 2010 and 2012. This equals a result improvement of:	20 Mio USD

Major Drivers are:

	2011	2012
Savings p.a.
Project Phoenix in Motors & Steering (4,2%)			12 Mio USD
Carry In Savings of move Small Motors to Poland	2.2
Reduction of Product Complexity	0.9	0.9
Carry In Savings of OSP Housing project	0.5
Vertical Integration / Outsourcing	1.0	1.0
Net effect of procurement and pricing activities	1.9	3.6
	6.5	5.5
Contribution Improvement in the Controls Division (0,8%)			3 Mio USD
Portfolio Rationalization of HIC/Cartridge Valves	0.5	1.2
Harvesting of Plus1 - Increase of technical sales	0.2	0.2
Net effect of procurement and pricing activities	0.5	0.5
Contribution improvement in OC BU (5,3%)			3 Mio USD
Product Mix improvements thru pricing and phase out	1.0	1.0
Outsourcing of gear production to Varroc in India	0.5	0.5
Contribution improvement in Propel Division (0,4%)			3 Mio USD
Reduction of start up variances H1P	2.0	1.0
Contribution Reduction at Hydro-Gear (1,9%)			-3 Mio USD
Price pressure thru new competition products	-3.0

Fixed Cost increase	from 2010:	219 to 2012:	226	-7 Mio USD

Inflation 70% of 110 * 3% * 2 years		5 Mio USD
Carry in effect of closure of Lawrence		-1 Mio USD
Carry In Headcount Reductions Motors		-1 Mio USD
Carry In of move of small motors to Poland		-2 Mio USD
Depreciation		-9 Mio USD
Recovery vs low spending on training, travel, building etc.		7 Mio USD
Spending growth incl. Headcount increase	10%	8 Mio USD

OPEX increase from:	from 2010:	245 to 2012:	287	-41 Mio USD

Inflation 80% of 234 * 3% * 2 years		11 Mio USD
STIP is projected at 50% in 2010 and projected at 100% in 2012		3 Mio USD
LTIP is budgeted 0 in 2010 and projected at 100% in 2012		9 Mio USD
Recovery vs low spending on training, travel etc.		5 Mio USD
Spending growth incl. Headcount increase	7%	13 Mio USD

Total result improvement 2010 to 2012:	89 Mio USD

Restructuring

Managements opinion is that there will be restructuring in the period.

Restructuring previously discussed in the September board meeting is left out of the calculation.

Initial calculations for the consolidation of the HIC plants and the OC aluminium products plants show cash outlays in the range of 5-7 Mio USD each and payback of around 2 years.

Motors project Phoenix phase 2 is not decided yet and therefore not included in the picture.

The cost associated with the potential consolidation of the Slovakian plants is not included.

Project Saturn - Sauer-Danfoss	Assumptions	4/5/2010

Sales Assumptions

Growth Factors in %	2010	2011	2012	CAGR	Total Growth
Europe (incl. India, CIS)	4	5	6	5.0%	15.8%
Americas	6	7	12	8.3%	27.0%
China	10	14	16	13.3%	45.5%
Other APAC	4	5	6	5.0%	15.8%
Market	5.3	6.5	9.0	7.0%	22.4%
FX changes	2			0.7%	2.0%
New Products and Win / Loss	1.1	3.3	4.3	2.9%	8.9%
Total	8.4	9.8	13.3	10.5%	35.0%

Sales Development

	2009	Market	NP and W/L	FX	2010	Market	NP and W/L	2011	Market	NP and W/L	2012
Europe (incl. India, CIS)	495.0	19.8		19.8	534.6	26.7		561.3	33.7		595.0
Americas	487.0	29.2			516.2	36.1		552.4	66.3		618.6
China	95.0	9.5			104.5	14.6		119.1	19.1		138.2
Other APAC	78.0	3.1			81.1	4.1		85.2	5.1		90.3
NP and W/L	0.0	0.0	13.6	0.0	13.6	0.0	40.9	54.5	0.0	58.2	112.7
	1,155.0	61.6	13.6	19.8	1,250.0	81.6	40.9	1,372.5	124.1	58.2	1,554.8

Project Saturn - Sauer-Danfoss	sales assumptions	4/5/2010